UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 11)

          Toreador Resources Corporation
(Name of Issuer)

        Common Stock, par value $0.15625 per share
(Title of Class of Securities)

          891041105
(CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boonne, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
                                                                                   (214) 651-5562
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                         November 26, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 891041105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William I. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

7 SOLE VOTING POWER 1,481,940

8 SHARED VOTING POWER 162,650
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER 1,481,940

10 SHARED DISPOSITIVE POWER 162,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,590 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (2)

14	TYPE OF REPORTING PERSON IN

(1)    Includes Shares (defined below) owned by Wilco Properties, Inc., which may be deemed to be beneficially owned by Mr. Lee.

(2)    Based on a total of 9,850,189 Shares outstanding on December 3, 2004 and Lee and Wilco owning stock options exercisable into and preferred stock convertible into an aggregate of 651,250 Shares within 60 days of December 6, 2004.

SCHEDULE 13D

CUSIP No. 891041105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wilco Properties, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

7 SOLE VOTING POWER

8 SHARED VOTING POWER 162,250
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER 162,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,590 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (2)

14	TYPE OF REPORTING PERSON CO

(1)    Includes Shares (defined below) owned by Mr. Lee which may be deemed to be beneficially owned by Mr. Lee.

(2)    Based on a total of 9,850,189 Shares outstanding on December 3, 2004 and Lee and Wilco owning stock options exercisable into and preferred stock convertible into an aggregate of 651,250 Shares within 60 days of December 6, 2004.

        This Amendment No. 11 to Schedule 13D (this “Amendment”) amends and supplements the Amendment No. 10 to Schedule 13D filed on behalf of William I. Lee (“Lee”) and Wilco Properties, Inc. (“Wilco”), on January 9, 2004, relating to shares of Common Stock, $0.15625 par value per share (the “Shares”), of Toreador Resources Corporation (the “Issuer”) by amending the details of certain transactions previously reported and furnishing the information set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is hereby supplemented as follows:

        On November 5, 2004, Wilco sold 75,000 Shares for an aggregate sales price of approximately $1,042,500.00

        On November 22, 2004, Lee sold 5,111 Shares for an aggregate sales price of approximately $76,920.55.

        On November 24, 2004, Lee sold 5,900 Shares for an aggregate sales price of approximately $89,090.00.

        On November 26, 2004, Lee sold 17,100 Shares for an aggregate sales price of approximately $259,578.00.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended in its entirety as follows:

    (a)        Based on information provided by the Issuer, there were a total of 9,850,189 Shares outstanding as of December 3, 2004. Pursuant to the provisions of the Exchange Act, Lee has sole voting power and sole dispositive power with respect to 1,481,940 Shares (which is approximately 14.1% of the Shares outstanding as of December 3, 2004, including the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 651,250 Shares within 60 days of December 6, 2004). Of the 1,481,940 Shares reported in this Item 5(a), (i) 911,940 Shares are held directly by Lee, (ii) 70,000 Shares are issuable to Lee upon the exercise of stock options exercisable within 60 days of December 6, 2004, and (iii) 500,000 Shares are issuable to Lee upon the conversion of currently convertible shares of preferred stock. Lee may be deemed to have shared voting power and shared dispositive power with respect to 162,650 Shares owned by Wilco (which is approximately 1.5% of the Shares outstanding as of December 3, 2004, including the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 651,250 Shares within 60 days of December 6, 2004). Of the 162,650 Shares reported in this Item 5(a), (i) 81,400 are held directly by Wilco and (ii) 81,250 are issuable to Wilco upon the conversion of currently convertible shares of preferred stock. As a result, Lee may be deemed to beneficially own 1,644,590 Shares (which is approximately 15.7% of the Shares outstanding as of December 3, 2004, including the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 651,250 Shares within 60 days of December 6, 2004). Wilco and Lee may be deemed to be acting in concert with respect to the Shares. As a result, Wilco may be deemed to beneficially own 1,644,590 Shares (which is approximately 15.7% of the Shares outstanding as of December 3, 2004, including the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 651,250 Shares within 60 days of December 6, 2004).

    (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Lee	1,481,940	162,650	1,481,940	162,650
Wilco	0	162,650	0	162,650

    (c)        Except as set forth herein, there have been no transactions in the Shares by any of the Filing Persons during the past sixty days. On November 5, 2004, Wilco sold 75,000 Shares for an aggregate purchase price of approximately $1,042,500.00. On November 22, 2004, Lee sold 5,111 Shares for an aggregate purchase price of approximately $76,920.55. On November 24, 2004, Lee sold 5,900 Shares for an aggregate purchase price of approximately $89,090.00. On November 26, 2004, Lee sold 17,100 Shares for an aggregate purchase price of approximately $259,578.00.

    (d)        No other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares with respect to which this filing is made.

    (e)        Not applicable.

Item 7. Material to be Filed as Exhibits.

        Item 7 is hereby supplemented as follows:

        Exhibit 1. Joint Filing Agreement, dated as of December 7, 2004, entered into by and between Wilco and Lee.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2004

/s/ William I. Lee
William I. Lee

WILCO PROPERTIES, INC.

By: /s/ William I. Lee
Name: William I. Lee
Title: Chairman of the Board

APPENDIX 1

        The name of each director and officer and control person of Wilco Properties, Inc. is set forth below. The business address of each person listed below is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Name	Present Principal Occupation or Employment and Business Address (if applicable)
William I. Lee	Chairman of the Board and Director of Wilco Properties, Inc.;
Director of Toreador Resources Corporation
Dorothy Durand Garrett	Director of Wilco Properties, Inc.; Retired
Jeff Doumany	Director and President of Wilco Properties, Inc.
Frederic Auberty	Director of Wilco Properties, Inc.; Vice President of Toreador
Resources Corporation (1)
Robert Liquori	Director of Wilco Properties, Inc.; Retired
Howard Stein	Vice President, Treasurer, and Secretary of Wilco Properties,
Inc.

    (1)        Mr. Auberty’s business address is 4809 Cole Avenue, Suite 108, Dallas, Texas 75205

EXHIBITS

        Exhibit 1. Joint Filing Agreement, dated as of December 7, 2004, entered into by and between Wilco and Lee.

EXHIBIT 1

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the Common Stock of Toreador Resources Corproation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of December 7, 2004.

/s/ William I. Lee
William I. Lee

WILCO PROPERTIES, INC.

By: /s/ William I. Lee
Name: William I. Lee
Title: Chairman of the Board